consolidated balance sheets

	September 30, 2006	December 31, 2005
(All amounts in United States of America dollars except share amounts) (unaudited)		Restated –
		see note 3
Assets
Current assets
Cash and cash equivalents	$1,776,289	$11,509,321
Restricted cash	2,292,710	648,119
Accounts receivable, net of allowance of $793,149 (2005 – $426,697)	2,422,859	4,579,966
Accounts receivable from related party	3,653	–
Note receivable from related party (note 4)	127,802	–
Work-in-progress and inventory	–	13,897
Prepayments and deposits	782,695	607,375
Total current assets	7,406,008	17,358,678
Capital assets – net (note 5)	1,031,610	1,210,947
Intangible assets – net (note 6)	3,539,405	3,834,880
Investment in significantly influenced company (notes 4 and 8)	264,682	–
	$12,241,705	$22,404,505
Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	$–	$106,650
Accounts payable and accrued liabilities (note 12)	3,585,589	4,547,725
Deferred revenue	1,637,145	4,185,341
Current portion of other long-term liabilities	48,031	64,927
Total current liabilities	5,270,765	8,904,643
Notes payable	–	147,678
Other long-term liabilities	–	30,530
	5,270,765	9,082,851
Contingent liabilities and guarantees (note 10)
Shareholders’ equity
Share capital (note 7)
Unlimited number of Class A, 9% convertible, preferred shares authorized
and no shares issued or outstanding	–	–
Unlimited number of common shares, no par value, authorized,
46,676,130 (2005 – 46,272,568) issued and outstanding	110,612,705	109,365,824
Additional paid-in capital	2,283,836	2,114,190
Accumulated deficit	(105,616,114)	(97,580,615)
Accumulated other comprehensive loss	(309,487)	(577,745)
	6,970,940	13,321,654
	$12,241,705	$22,404,505
See accompanying notes to consolidated financial statements.

Zi Corporation 2006 11

consolidated statements of loss

	Three Months Ended September 30,		Nine Months Ended September 30,
(All amounts in United States of America dollars except share amounts)
(unaudited)	2006	2005	2006	2005
Revenue
License and implementation fees	$2,819,130	$2,252,051	$8,644,928	$7,881,779
Other product revenue	–	211,694	555,523	596,290
	2,819,130	2,463,745	9,200,451	8,478,069
Cost of sales
License and implementation fees	139,943	107,723	324,171	241,763
Other product costs	–	60,166	22,696	215,721
	139,943	167,889	346,867	457,484
Gross margin	2,679,187	2,295,856	8,853,584	8,020,585
Operating expenses
Selling general and administrative	(2,687,620)	(2,097,032)	(8,685,623)	(7,241,117)
Litigation and legal (note 10)	(842,767)	(466,998)	(2,534,794)	(971,225)
Product research and development	(944,384)	(849,837)	(3,471,301)	(3,080,378)
Depreciation and amortization	(518,598)	(282,664)	(1,187,740)	(835,120)
Gain on settlement of litigation (note 10)	–	–	–	1,415,616
Impairment of note receivable (note 8)	–	–	–	(250,000)
Operating loss before undernoted	(2,314,182)	(1,400,675)	(7,025,874)	(2,941,639)
Interest on capital lease obligation	(160)	–	(687)	(3,924)
Other interest expense	(96)	(1,200)	(150)	(1,473)
Interest and other income	35,820	87,620	211,281	268,638
Loss before income taxes	(2,278,618)	(1,314,255)	(6,815,430)	(2,678,398)
Equity interest in loss of significantly influenced company (note 8)	(257,910)	–	(503,178)	–
Income taxes (note 9)	(183,381)	(182,221)	(716,891)	(513,030)
Net loss	$(2,719,909)	$(1,496,476)	$(8,035,499)	$(3,191,428)
Basic and diluted loss per share (note 12)	$(0.06)	$(0.03)	$(0.17)	$(0.07)
Weighted-average common shares	46,676,130	46,257,683	46,440,585	46,112,319
Common shares outstanding, end of period	46,676,130	46,272,568	46,676,130	46,272,568
See accompanying notes to consolidated financial statements.

12 Third Quarter Interim Report

consolidated statements of cash flow

	Three Months Ended September 30,		Nine Months Ended September 30,

(All amounts in United States of America dollars) (unaudited)	2006	2005	2006	2005
Net cash flow from (used in) operating activities:
Net loss	$(2,719,909)	$(1,496,476)	$(8,035,499)	$(3,191,428)
Items not affecting cash:
Loss on dispositions of capital assets	1,464	1,752	4,555	3,918
Depreciation and amortization	534,789	291,923	1,217,313	854,499
Non-cash compensation expense	255,785	–	789,277	–
Equity interest in loss of significantly influenced
company (note 8)	257,910	–	503,178	–
Increase in non-cash working capital (note 12)	(443,101)	(1,151,962)	(843,739)	(620,660)
Cash flow used in operating activities	(2,113,062)	(2,354,763)	(6,364,915)	(2,953,671)
Cash flow from (used in) financing activities:
Proceeds from issuance of common shares net of issuance costs	–	97,203	–	2,342,055
Payment of bank indebtedness	–	–	(106,650)	–
Payment of capital lease obligations	(1,290)	(2,552)	(6,131)	(12,609)
Cash flow from (used in) financing activities	(1,290)	94,651	(112,781)	2,329,446
Cash flow from (used in) investing activities:
Purchase of capital assets	(70,531)	(126,435)	(297,102)	(245,706)
Software development costs	(300,520)	(335,787)	(1,075,770)	(693,353)
Other deferred costs	(15,008)	(13,061)	(41,295)	(118,795)
Acquisition of subsidiaries	–	–	–	(458,466)
Note receivable from related party	(2,802)	–	(127,802)	–
Disposition of subsidiaries	4,054	–	(139,353)	–
Changes in restricted cash	(545,008)	223,503	(1,644,591)	(304,351)
Cash flow used in investing activities	(929,815)	(251,780)	(3,325,913)	(1,820,671)
Effect of foreign exchange rate changes on cash
and cash equivalents	117,889	189,826	70,577	(161,684)
Net cash outflow	(2,926,278)	(2,322,066)	(9,733,032)	(2,606,580)
Cash and cash equivalents, beginning of period	4,702,567	11,841,775	11,509,321	12,126,289
Cash and cash equivalents, end of period	$1,776,289	$9,519,709	$1,776,289	$9,519,709

Components of cash and cash equivalents
Cash	$1,116,748	$1,530,108	$1,116,748	$1,530,108
Cash equivalents	$659,541	$7,989,601	$659,541	$7,989,601
Supplemental cash flow information
Cash paid for interest	$256	$1,200	$837	$5,397
Cash paid for income taxes	$263,426	$182,221	$647,847	$513,030
See accompanying notes to consolidated financial statements.

Zi Corporation 2006 13

notes to the consolidated financial statements
For the three and nine months ended September 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

1. Nature of Operations

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. On January 26, 2005, the Company purchased the assets of Decuma AB ("Decuma"), a Swedish company specializing in developing and marketing handwriting recognition software. The handwriting recognition software created by Decuma, with its patented Geometrical Invariant Technology ("GIT"), has the ability to recognize an individual's unique writing style. Through its e-Learning business segment which includes equity investments in Archer Education Group Inc. ("Archer") and previously Magic Lantern Group, Inc. ("MLG"), the Company is indirectly involved in e-Learning technology, content and customer service, educational content and distribution channels to offer learning management systems and interactive online courses and network education solutions to meet diverse client requirements. Archer also provides personal and organizational teaching and learning through Canadian based schools.

2. Going Concern Basis of Presentation

As at September 30, 2006, the Company had an accumulated deficit of $105,616,114, and for the nine months the Company incurred a loss of $8,035,499 and used cash in operating activities of $6,364,915. Continuing operations are dependent on the Company achieving profitable operations and being able to raise additional capital to meet its obligations and repay liabilities arising from the normal operations when they come due.

The Company is executing a business plan to allow it to continue as a going concern. The Company plans to raise new capital, reduce expenses, as well as continue to sign new customer contracts in 2006 and the future. The Company can give no assurance that it will be successful in executing this plan. Should it fail to raise sufficient capital or earn additional revenue it may be forced to suspend its operations, and possibly even liquidate its assets and wind-up and dissolve the Company.

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

3. Significant Accounting Policies

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accounting policies used in preparing these interim consolidated financial statements are consistent with those used in the preparation of the 2005 annual audited consolidated financial statements, however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the 2005 annual consolidated financial statements. In management’s opinion, the unaudited consolidated financial statements include all adjustments necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

Restatement of income tax expense

For the year ended December 31, 2004, the Company’s income tax expense has been restated to reflect actual income tax expense for a previously understated liability. According to the Peoples Republic of China ("PRC") taxation law, those Foreign Investment Entities ("FIE") established in China that are involved in "productive" activities are entitled to tax holidays and tax reductions. These FIE tax benefits include a two-year tax holiday followed by a 50 percent reduction of the otherwise applicable tax rate for the following three years. Our Chinese subsidiary, Huayu Zi Software Technology (Beijing) Co. Ltd. ("Huayu Zi") had been categorized as a productive-type FIE in all of its PRC statutory filings, including its routine filings to tax authorities and we believed it was entitled to the tax holiday and tax rate reductions.

PRC tax authorities tightened the scope of FIE tax incentives and narrowed the tax holiday and reduction entitlement to those entities engaged in productive activities or engaged in "encouraged" industries. Changes to the operations of Huayu Zi in 2004 resulted in decreases in its research and development spending and revenues generated from productive activities (as defined under the FIE guidelines) which were below the stipulated levels required to qualify as a FIE eligible for the tax holidays and reductions. As a result, the Company should have recorded an increase in the income tax liability and expense of $336,161 for the year ended December 31, 2004. The Company previously disclosed in its consolidated financial statements for the year ended December 31, 2004, a contingent liability of $166,871 for 2004 income tax.

14 Third Quarter Interim Report

notes to the consolidated financial statements
For the three and nine months ended September 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

The accumulated deficit as at December 31, 2005, previously reported as $97,244,454, has been restated to $97,580,615 to show the effect of the restatement of the 2004 income tax expense.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. Comprehensive income (loss) includes foreign currency translation adjustments. The Company’s total comprehensive income (loss) was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Other comprehensive income (loss)
Foreign currency gain (loss)	$(67,926)	$189,826	$268,258	$(161,684)
Other comprehensive income (loss)	(67,926)	189,826	268,258	(161,684)
Net loss for the period	(2,719,909)	(1,496,476)	(8,035,499)	(3,191,428)
Comprehensive net loss for the period	$(2,787,835)	$(1,306,650)	$(7,767,241)	$(3,353,112)

Gains on issuance of stock by subsidiaries

At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company’s net investment in that subsidiary increases. If at that time, the subsidiary is not a newly formed, non-operating entity, nor a research and development, start-up or development stage company, nor is there a question as to the subsidiary’s ability to continue in existence, the Company records the dilution gain in the consolidated statements of loss. Otherwise, the increase is reflected in "additional paid-in capital" in the Company’s consolidated statements of shareholders’ equity.

Stock-based compensation plan

The Company adopted SFAS 123(R) "Share Based Payment", effective January 1, 2006. This pronouncement requires companies to measure the cost of employee services received in exchange for an award of equity instruments (typically stock options) based on the grant-date fair value of the award. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. Prior to the adoption of SFAS 123(R), this accounting treatment was optional with pro forma disclosures required.

The adoption of SFAS 123(R) changes the accounting for stock options. SFAS 123(R) is effective for all stock options grant beginning January 1, 2006. For those stock option awards granted prior to January 1, 2006, but for which the vesting period is not complete, the modified prospective transition method permitted by SFAS 123(R) is used. Under this method, the Company accounts for such awards on a prospective basis, with expense being recognized in the consolidated financial statements beginning in the first quarter of 2006 using the grant-date fair values previously calculated for pro forma disclosures. The Company will recognize the related compensation cost not previously recognized in the pro forma disclosures over the remaining vesting period. Stock options typically vest in equal installments over a service period. Expense related to each portion of an option grant is recognized over the specific vesting period for those options.

The fair value of options is determined at the grant date using a Black-Scholes closed-form model valuation technique, which requires the Company to make several assumptions. The risk-free interest rate is based on the Canadian benchmark bond yield curve in effect for the expected term of the option at the time of grant. The dividend yield on common stock is assumed to be zero since the Company does not pay dividends and has no current plans to do so in the future. The market price volatility of common stock is based on the historical volatility of the Company’s common stock over a time period equal to the expected term of the option and ending on the last date of the quarter in which the options were granted. The expected life of the options is based on the Company’s historical experience for various categories of employees receiving stock option grants. The Company accounts for restricted stock units ("RSUs") in accordance with SFAS No. 123(R), and records the fair value of the RSUs equal to the market price on the date of grant with the related compensation expense recognized over the vesting period. SFAS No. 123(R) also requires that the excess tax benefits related to stock compensation be reported as a cash inflow from financing activities rather than as a reduction of taxes paid in cash from operations.

Zi Corporation 2006 15

notes to the consolidated financial statements
For the three and nine months ended September 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

The Company has a stock-based compensation plan, which is described in note 7. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Compensation expense related to the exercise of stock options previously credited to additional paid-in capital is credited to common stock. New common stock is issued upon exercise of stock options or RSUs.

Under SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-based Compensation – Transition and Disclosure, an Amendment of FASB Statement No. 123", companies that elect a method other than the fair value method of accounting are required to disclose pro forma net loss and loss per share information, using an option pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. Had compensation cost for the Company’s employee stock option plan been determined by this method, Zi’s net loss and loss per share would have been as follows:

	Three months ended	Nine months ended
	September 30, 2005	September 30, 2005
Net loss:
As reported	$(1,496,476)	$(3,191,428)
Stock compensation expense	(463,102)	(2,450,341)
Pro forma net loss	(1,959,578)	(5,641,769)
Net loss per common share:
As reported, basic and diluted	$(0.03)	$(0.07)
Stock compensation expense, basic and diluted	(0.01)	(0.05)
Pro forma, basic and diluted	$(0.04)	$(0.12)
Stock options and RSUs issued during the period	311,500	890,875
Weighted-average fair value of stock options granted during the period	$1.70	$2.27

	Three months ended	Nine months ended
	September 30, 2005	September 30, 2005
Risk free interest rate	3.31%	3.27%
Expected term in years	3.99	3.71
Expected dividend yield	0%	0%
Expected volatility	86%	105%

Restricted cash

At September 30, 2006, the Company held the U.S. dollar equivalent of $2,292,710 (December 31, 2005 – $648,119) in Chinese Renminbis ("RMB") through its principal Chinese subsidiary, Huayu Zi . Due to Chinese government regulations pertaining to the capitalization of Chinese companies, these funds are available to fund the day-to-day operations of the Company's various Chinese subsidiaries and are not expected to be available to fund the non-Chinese operations of the Company in the foreseeable future.

At September 30, 2006 and December 31, 2005, the Company has classified these funds as restricted cash. The revision in classification to restricted cash of $648,119, previously reflected in cash and cash equivalents at December 31, 2005, and the corresponding adjustment to the accompanying Consolidated Statement of Cash Flows for the three and nine month periods ended September 30, 2005, includes changes in restricted cash in investing activities and does not affect previously reported cash flows from operations or from financing activities in the Company’s previously reported Consolidated Statements of Cash Flows, or its previously reported Consolidated Statements of Loss for any period.

Recent accounting pronouncements

In September 2005, the Financial Accounting Standards Board ("FASB") issued a proposed SFAS which amends SFAS No. 128, "Earnings per Share". The proposed statement was effective in the second quarter of 2006 and is intended to clarify guidance on the computation of earnings per share for certain items such as mandatorily convertible instruments, the treasury stock method, and contingently issuable shares. The Company has evaluated the proposed statement as presently drafted and has determined that if adopted in its current form it would not have a significant impact on the computation of the Company’s earnings per share.

16 Third Quarter Interim Report

notes to the consolidated financial statements
For the three and nine months ended September 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments – an amendment of SFAS No. 133 and 140", which is effective for fiscal years beginning after September 15, 2006. The statement was issued to clarify the application of SFAS No. 133 to beneficial interests in securitized financial assets and to improve the consistency of accounting for similar financial instruments, regardless of the form of the instruments. The Company is currently evaluating the new statement to determine the potential impact, if any, this would have on the Company’s financial results.

In February 2006, the FASB issued Staff Position No. FAS 123(R)-4, "Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event" ("FSP 123R-4"). FSP 123R-4 amends SFAS 123(R) to incorporate that a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee’s control does not meet certain conditions in SFAS 123(R) until it becomes probable that the event will occur. The guidance in this FASB Staff Position was applied as part of our adoption of SFAS 123(R), effective January 1, 2006, and did not have a significant impact on the Company’s financial results.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets – an amendment of SFAS No. 140", which is effective for fiscal years beginning after September 15, 2006. This statement was issued to simplify the accounting for servicing rights and to reduce the volatility that results from using different measurement attributes. The Company is currently evaluating the new statement to determine the potential impact, if any, this would have on the Company’s financial results.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)", which is effective for fiscal years beginning after December 15, 2006 with earlier adoption encouraged. This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is currently evaluating the new statement to determine the potential impact, if any, this would have on the Company’s financial results.

In June 2006, Emerging Issues Task Force Issue 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities should be Presented in the Income Statement (That is, Gross versus Net Presentation)" ("EITF 06-3"), was issued, which is effective for interim and annual reporting periods beginning after December 15, 2006. EITF 06-3 addresses which taxes assessed by a Government Authority should be considered and how these taxes should be presented in the income statement – i.e., gross versus net. The Company has evaluated the EITF and has determined that adopting it will not have a significant impact on the Company’s consolidated operations and financial condition.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" which is effective for fiscal years beginning after November 15 2006. The statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. The Company has evaluated the SFAS and has determined that adopting it will not have a significant impact on the Company’s consolidated operations and financial condition.

4. Acquisition and Disposition of Archer Education Group Inc.

Archer was incorporated in February 2005 for the purpose of acquiring a number of educational learning institutions in Canada. Prior to the completion of the Archer acquisition of Beijing Oztime Education & Network Co. Ltd. ("Oztime") and EnglishPractice Inc. ("EPI"), Zi held 24.9 percent of Archer’s shares, acquired through share subscription agreements in 2005. Consequently, Zi is a related party to Archer.

The Company’s ownership of Archer shares resulted primarily from the sale of its Oztime and EPI subsidiaries to Archer. At December 31, 2005, the Company held 53.2 percent of the outstanding shares of Archer. As a result of certain third party Archer share subscription agreements that did not close until the first quarter of 2006, Zi has accounted for its investment in Archer as a purchase under the purchase method of accounting. Zi included Archer’s results from December 21, 2005 (the date of acquisition) to December 31, 2005, and its assets and liabilities, net of minority interest at December 31, 2005.

Zi Corporation 2006 17

notes to the consolidated financial statements
For the three and nine months ended September 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

Under the sale agreements, Zi received 6,140,000 shares of Archer, including contingent consideration of 1,000,000 shares placed in escrow and a RMB 1,000,000 note receivable. The release of the escrowed shares is subject to performance criteria requiring revenues earned through Oztime related operations, from the date of purchase to December 31, 2006, be $2,950,000 or more. The Company determined there was uncertainty that Oztime’s revenues related to its operations would achieve the performance criteria and as such the contingent consideration was not considered as part of the sale proceeds.

Through private placements of Archer’s common shares to February 28, 2006, Zi’s interest in Archer was diluted to 49.9 percent. The Company has deconsolidated the results of Archer as of March 1, 2006, since it no longer absorbs a majority of the entities expected losses or residual returns, in the case of a variable interest entity, and no longer has the ability to exert control over this subsidiary. The Company has accounted for its proportionate share of Archer’s net loss at September 30, 2006, using the equity method. Through further private placements of Archer’s common shares, the Company’s ownership of Archer was diluted to 44.2 percent. As the price of the shares issued by Archer is in excess of the book value of the underlying share, the Company’s net investment in Archer increases. As Archer is a newly formed, operating entity that is a start-up company, and there is a history of operating losses, the Company has recorded a dilution gain of $674,636 in "additional paid-in capital" in the Company’s consolidated statements of shareholders’ equity.

5. Capital Assets
		Accumulated	Net book
	Cost	amortization	value
September 30, 2006
Computer and office equipment	$3,348,103	$2,438,346	$909,757
Leasehold improvements	588,537	466,684	121,853
	$3,936,640	$2,905,030	$1,031,610
December 31, 2005
Computer and office equipment	$3,654,212	$2,618,484	$1,035,728
Leasehold improvements	636,804	461,585	175,219
	$4,291,016	$3,080,069	$1,210,947

6. Intangible Assets
		Accumulated	Net book
	Cost	amortization	value
September 30, 2006
Patents	$1,701,846	$587,590	$1,114,256
Trademarks	68,350	10,874	57,476
Customer agreements	180,753	69,015	111,738
Software development costs	10,988,475	8,732,540	2,255,935
	$12,939,424	$9,400,019	$3,539,405
December 31, 2005
Patents	$1,596,673	$451,616	$1,145,057
Trademarks	62,950	5,723	57,227
Customer agreements	166,473	36,321	130,152
Software development costs	9,581,903	7,688,289	1,893,614
Ministry registration and assistant programs	135,742	–	135,742
Curriculum	134,590	–	134,590
Contracts relationship	338,498	–	338,498
	$12,016,829	$8,181,949	$3,834,880

18 Third Quarter Interim Report

notes to the consolidated financial statements
For the three and nine months ended September 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

During the three and nine month periods ended September 30, 2006, $300,520 and $1,075,769 (September 30, 2005 – $335,787 and $693,353), respectively, of software development costs were deferred and are being amortized using the straight-line method over a three-year economic life. Amortization for the three month period ended September 30, 2006, includes $380,026 of amortization of deferred software development costs and $40,489 and $9,965, respectively, of amortization of patents and trademarks and customer agreements (September 30, 2005 – $151,451, $38,364 and $9,422, respectively). Amortization for the nine month period ended September 30, 2006, includes $741,601 of amortization of deferred software development costs and $118,702 and $28,989, respectively, of amortization of patents and trademarks and customer agreements (September 30, 2005 – $439,412, $118,641 and $29,730, respectively).

The following is the estimated amortization expense of intangible assets for each of the next five years:

2006	$1,692,102
2007	1,654,178
2008	1,358,867
2009	629,459
2010	162,299
Total	$5,496,905

7. Share Capital

Stock purchase warrants

On July 16, 2004, the Company completed a private placement of 3,636,364 units priced at CDN$2.75 per unit for net proceeds of $6,926,836. Each unit consists of one share of the Company’s stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company’s stock on or before July 16, 2006, at an exercise price of CDN$3.25 per share. On July 16, 2006, the 290,200 outstanding stock purchase warrants expired unexercised (December 31, 2005, 292,200 stock purchase warrants were outstanding). As part of the consideration for services rendered by an agent related to this private placement, the Company issued 218,182 stock purchase warrants with each warrant exercisable through the purchase of one common share at a price of CDN$3.25. The warrants were exercisable immediately and expire if unexercised on July 16, 2006. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods. On July 16, 2006, the 68,182 outstanding stock purchase warrants expired unexercised (December 31, 2005, 68,182 stock purchase warrants were outstanding). The Company accounted for the 218,182 stock purchase warrants in accordance with SFAS No. 123 and recognized as common share issue costs of $141,048, calculated by using the Black-Scholes option pricing model.

On June 19, 2003, the Company completed a private placement of 1,000,000 units priced at $2 per unit for net proceeds of $1,968,610. Each unit consists of one share of the Company’s stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company’s stock on or before May 31, 2006, at an exercise price of $2.25 per share. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods. On May 31, 2006, the 495,000 outstanding stock purchase warrants expired unexercised (December 31, 2005, 495,000 stock purchase warrants were outstanding).

Stock options and restricted stock units

At September 30, 2006, the Company maintained a Stock Option Plan for all directors, officers, employees and consultants of the Company.

Under the terms of the Stock Option Plan, options and RSUs may be granted at the discretion of the Board of Directors. The option price equals the closing price of the Company’s shares on the day preceding the date of grant. The options and RSUs are not assignable, vest at the discretion of the Board of Directors, and expire, at maximum, after the tenth anniversary of the date of grant.

During the three and nine months ended September 30, 2006, nil and nil, respectively, stock options were exercised. In the same two periods in 2005, 33,400 and 290,967, respectively, stock options were exercised for proceeds of $97,202 and $736,867, respectively. During the three and nine months ended September 30, 2006, 270,000 and 1,393,000, respectively, stock options were granted by the Company (September 30, 2005 – 311,500 and 890,875, respectively). As at September 30, 2006 and December 31, 2005, the Company has a total of 4,198,459 and 3,727,916 outstanding options, respectively, which expire over a period of one to five years.

Zi Corporation 2006 19

notes to the consolidated financial statements
For the three and nine months ended September 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

During the three and nine months ended September 30, 2006, nil and 403,562, respectively, RSUs were exercised (September 30, 2005, nil and nil, respectively), for proceeds of nil and nil, respectively. In the three and nine month periods ended September 30, 2006, nil and 87,468, respectively, RSUs were granted by the Company (September 30, 2005, nil and nil, respectively). As at September 30, 2006 and December 31, 2005, 62,477 and 378,571 RSUs, respectively, were outstanding. The RSUs vest upon granting, expire five years from the date of grant, are granted and issued without performance criteria attached and at no cost to the grantee.

Since inception of the Stock Option Plan in 1993, shareholders have approved resolutions reserving a total of 12,915,000 common shares for issuance under the plan of which 500,000 are issuable as RSUs. At September 30, 2006, the Company had 787,159 common shares and nil RSUs (December 31, 2005 – 1,257,702 common shares and 87,468 RSUs) remaining reserved for possible future allocation under the plan.

Stock option, RSU activity and related information for the three and nine months ended September 30, 2006 are as follows:

	Shares	Weighted	Weighted
	under options	average	average remaining	Aggregate
Three months ended September 30, 2006	and RSUs	exercise price	contractual life	intrinsic value
Outstanding, beginning of period	4,412,518	$3.23
Granted	270,000	0.88
Exercised	–	–
Forfeited	(191,582)	(1.88)
Expired	(230,000)	(11.94)
Outstanding, end of period	4,260,936	$2.76	3.01 Years	$67,238
Exercisable, end of period	3,234,520	$3.09	2.52 Years	$57,575
Weighted-average fair value of stock options granted during the period				$0.31

	Shares	Weighted	Weighted
	under options	average	average remaining	Aggregate
Nine months ended September 30, 2006	and RSUs	exercise price	contractual life	intrinsic value
Outstanding, beginning of period	4,106,487	$3.82
Granted	1,480,468	1.49
Exercised	(403,562)	–
Forfeited	(240,790)	(2.26)
Expired	(681,667)	(9.00)
Outstanding, end of period	4,260,936	$2.76	3.01 Years	$67,238
Exercisable, end of period	3,234,520	$3.09	2.52 Years	$57,575
Weighted-average fair value of stock options granted during the period				$0.95

		Three months ended		Nine months ended
		September 30, 2006		September 30, 2006
Risk free interest rate			4.09% – 4.11%	3.89% – 4.23%
Expected term in years			1.0 – 3.0	1.0 – 4.0
Expected dividend yield			0%	0%
Weighted average volatility			82%	90%
Expected volatility			55% to 103%	55% to 103%

20 Third Quarter Interim Report

notes to the consolidated financial statements
For the three and nine months ended September 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

		Weighted average
	Shares	grant date
Three months ended September 30, 2006	under options	fair value
Unvested, beginning of period	1,082,374	$1.17
Granted	270,000	0.31
Vested	(147,625)	(1.88)
Forfeited	(178,333)	(1.24)
Unvested, end of period	1,026,416	$0.83

		Weighted average
	Shares	grant date
Nine months ended September 30, 2006	under options	fair value
Unvested, beginning of period	116,166	$2.31
Granted	1,480,468	0.95
Vested	(389,385)	(1.29)
Forfeited	(180,833)	(1.75)
Unvested, end of period	1,026,416	$0.83

Under the terms of Archer’s stock option plan, approved by Archer’s Board of Directors, options may be granted at the discretion of the Board of Directors. The option price equals the closing price of the Company’s shares on the day preceding the date of grant. The options are not assignable, vest at the discretion of Archer’s Board of Directors, and expire, at maximum, after the tenth anniversary of the date of grant. On February 1, 2006, Archer granted 445,000 stock options.

For the three and nine month periods ended September 30, 2006, $255,785 and $789,277, respectively, of compensation expense was recognized as part of selling, general and administrative and product research and development costs. Included in this was $47,386 of compensation expense related to Archer issued stock options. The effect of stock compensation expense on the Company’s loss before income tax and net loss for the three and nine month periods ended September 30, 2006, was to increase each by $0.01 and $0.02, respectively, per basic and diluted share. As of September 30, 2006, there was $961,417 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 3.01 years. The total fair value of shares vested during the three and nine months ended September 30, 2006 was $277,356 and 503,669, respectively.

8. Equity Interest in Significantly Influenced Companies

The Company holds a 44.2 percent interest in Archer received through a series of transactions as discussed in note 4. The Company has recognized its proportionate share of the loss of Archer operations for the three month period ended September 30, 2006, and for the period between March 1, 2006 and September 30, 2006, in the amount of $257,910 and $503,178, respectively, and appropriately reduced its investment in Archer by the same amounts. As at September 30, 2006, the Company held 6,140,000 shares of Archer. Archer is a private company and as such the Company is unable to determine a fair value for this investment.

MLG ceased operations in July 2005 due to a substantial slow down in operations, its inability to raise sufficient capital and successfully market the company’s product line. MLG has retained legal counsel to commence voluntary liquidation and wind down procedures. The Company does not expect any recovery of funds from this process and had previously provided for impairment of amounts due from MLG. The Company holds a 40.4 percent (as calculated from MLG’s Form 10-K dated December 31, 2004) interest in MLG, received upon the disposition of Magic Vision Media on November 7, 2002. At September 30, 2006, the Company held 29,750,000 shares of MLG with a par value of $0.01 per share and a fair market value of nil. The Company’s proportionate share of the loss from MLG operations for the three and nine months ended September 30, 2006, has not been recognized as the carrying value of the investment in MLG is nil and the Company has no commitment to fund this loss. The Company’s unrecorded share of the loss from MLG’s operations between November 8, 2002 and December 31, 2004 is $7,445,161. The Company is unable to report a more recent unrecorded share of the loss as MLG has not provided a more recent financial position.

In April 2005, the Company advanced $250,000 under a secured loan agreement to MLG, which has been provided for.

Zi Corporation 2006 21

notes to the consolidated financial statements
For the three and nine months ended September 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

9. Income Taxes

Substantially all of the Company’s activities are carried out through operating subsidiaries in several countries. The income tax effect of operations depends on the tax legislation in each country and operating results of each subsidiary and the parent company.

For the three and nine month periods ended September 30, 2006, Huayu Zi made a provision for income taxes payable as a result of no longer having prior years’ tax losses available and the uncertainty associated with qualifying for statutory tax relief. The Company has included in the three and nine month periods ended September 30, 2006 income tax expense of $183,381 and $716,891, respectively (for the three and nine month periods ended September 30, 2005 – $182,221 and $513,030, respectively).

10. Contingent Liabilities and Guarantees

Canada Revenue Agency is auditing the Company’s international transfer pricing policies and procedures and documentation requirements. The audit is currently on going. The ultimate resolution of this matter is uncertain and the range of possible outcomes has not been determined by the Company. Accordingly, the Company has not recorded any liability relating to this audit as of September 30, 2006. The Company will assess any potential liability as this matter progresses.

Commencing on March 11, 2005, the Board of Regents of the University of Texas System filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 in the U.S. District Court for the Western District of Texas, Austin Division, including certain of the Company’s licensees. The Company is not named in any of the actions. Zi has not assumed any liability for indemnity pursuant to its customer license agreements, or at all. The Company has, however, assumed the defense of this claim on behalf of its customers. The action is ongoing and will result in the Company, at its will, incurring defense costs on behalf of its named clients.

On November 18, 2005, the former President and Chief Executive Officer of the Company (the "Plaintiff") filed a wrongful termination lawsuit against the Company in the Court of Queen’s Bench of Alberta, Judicial District of Calgary. The Plaintiff was the President and Chief Executive Officer of Zi for the period from July 23, 2003 to May 26, 2005, when he submitted his resignation. On December 9, 2005, the Company filed its Statement of Defense and Counterclaim, denying the Plaintiff’s claims. In March 2006, the Company settled with the Plaintiff, consistent with the terms of his employment contract. The Company had accrued sufficient settlement costs related to this lawsuit as of December 31, 2005.

On December 4, 2003, the Company commenced a legal action against former legal counsel in respect of, among other things, their representation of the Company in a lawsuit, the outcome of which was unfavorable to the Company. As part of its defense, prior counsel filed a cross complaint against the Company for $1.1 million in unpaid legal fees and costs, which had been accrued by the Company in its financial statements. On April 6, 2005, the Company settled this litigation. The Company has recorded a gain of $1,415,616 in the nine month period ended September 30, 2005.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where it is not probable to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

11. Segmented Information

Zi develops software designed to enhance the usability of mobile and consumer electronic devices through its Zi Technology business segment. Zi has a singular focus: to make mobile devices smarter and easier to use. Zi makes "intelligent interfaces" – software products that simplify data entry and interaction on communications devices. The result is richer, more personalized interaction for quicker, easier communication in 54 different language databases for use around the world.

22 Third Quarter Interim Report

notes to the consolidated financial statements
For the three and nine months ended September 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

Zi's product portfolio includes five products. eZiTap combines the power of predictive texting and automatic vocabulary learning with the familiarity and flexibility of multi-tap input. eZiTap is ideal for the youth market in which multi-tap is used to create unique and fun vocabulary and texting shortcuts. eZiType is a comprehensive predictive text entry product for mobile email users. Ideal for keyboard-based mobile devices such as smartphones, PDAs and gaming consoles, eZiType improves the mobile email user's text entry experience by enhancing typing speed and spelling accuracy. eZiText provides fast, efficient, predictive one-touch entry and word completion, enhanced with the interactive learning and personalization of a user's own language patterns and behavior. Qix is a new service discovery engine that provides a quick and easy method for accessing a phone's full set of features, applications and services without having to remember where and how to find them via the traditionally structured menu system. Decuma is a new interactive handwriting input product from Zi that mimics how humans write with pen on paper – naturally and efficiently – in a broad range of languages. Revenues are reported under the contracting Zi subsidiary’s country of residence.

Through its e-Learning business segment which includes equity interests in Archer and MLG, the Company is indirectly involved in e-Learning technology, content and customer service, educational content and distribution channels to offer learning management systems and interactive online courses and network education solutions to meet diverse client requirements. Archer also provides personal and organizational teaching and learning through Canadian based schools (see notes 4 and 8).

Other includes unallocated segment expenses such as legal fees, public company costs, interest and other income and head office costs. The accounting policies of each of the business segments are the same as those described in note 3.

The Company’s primary operations are located in North America. The Company operates three reportable business segments in four reportable geographic segments:

						Operating profit
		Revenue				(loss), before
	License and	Other			Other operating	interest and
Three months ended September 30,	implementation fees	product	Total	Amortization	expenses	other income
2006
Zi Technology	$2,819,130	$–	$2,819,130	$493,678	$3,335,939	$(1,010,487)
e-Learning	–	–	–	–	–	–
Corporate	–	–	–	41,110	1,262,585	(1,303,695)
Total	$2,819,130	$–	$2,819,130	$534,788	$4,598,524	$(2,314,182)
Interest expense and interest and other income						35,564
Loss before income taxes						$(2,278,618)
2005
Zi Technology	$2,252,051	$–	$2,252,051	$245,898	$2,358,983	$(352,830)
e-Learning	–	211,694	211,694	2,583	370,836	(161,725)
Corporate	–	–	–	43,442	842,678	(886,120)
Total	$2,252,051	$211,694	$2,463,745	$291,923	$3,572,497	$(1,400,675)
Interest expense and interest and other income						86,420
Loss before income taxes						$(1,314,255)

Zi Corporation 2006 23

notes to the consolidated financial statements
For the three and nine months ended September 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

						Operating profit
	Revenue					(loss), before
	License and	Other			Other operating	interest and
Nine months ended September 30,	implementation fees	product	Total	Amortization	expenses	other income
2006
Zi Technology	$8,644,928	$–	$8,644,928	$1,081,121	$10,882,593	$(3,318,786)
e-Learning	–	555,523	555,523	2,311	953,063	(399,851)
Corporate	–	–	–	133,881	3,173,356	(3,307,237)
Total	$8,644,928	$555,523	$9,200,451	$1,217,313	$15,009,012	$(7,025,874)
Interest expense and interest and other income						210,444
Loss before income taxes						$(6,815,430)
2005
Zi Technology	$7,881,779	$–	$7,881,779	$718,707	$8,272,425	$(1,109,353)
e-Learning	–	596,290	596,290	3,642	1,225,143	(632,495)
Corporate	–	–	–	132,150	1,067,641	(1,199,791)
Total	$7,881,779	$596,290	$8,478,069	$854,499	$10,565,209	$(2,941,639)
Interest expense and interest and other income						263,241
Loss before income taxes						$(2,678,398)

	September 30, 2006			December 31, 2005
	Capital and		Identifiable	Capital and		Identifiable
	intangible assets	Other assets	assets	intangible assets	Other assets	assets
Zi Technology	$4,287,536	$6,249,139	$10,536,675	$3,855,682	$6,036,312	$9,891,994
e-Learning	–	392,484	392,484	795,559	833,102	1,628,661
Corporate	283,479	1,029,067	1,312,546	394,586	10,489,264	10,883,850
Total	$4,571,015	$7,670,690	$12,241,705	$5,045,827	$17,358,678	$22,404,505

24 Third Quarter Interim Report

notes to the consolidated financial statements
For the three and nine months ended September 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

						Operating profit
	Revenue					(loss), before
	License and	Other			Other operating	interest and
Three months ended September 30,	implementation fees	product	Total	Amortization	expenses	other income
2006
Canada	$1,381,708	$–	$1,381,708	$442,924	$2,840,881	$(1,902,097)
China	1,130,283	–	1,130,283	22,874	847,865	259,544
USA	234,821	–	234,821	1,682	549,118	(315,979)
Sweden	72,318	–	72,318	63,709	326,150	(317,541)
Other	–	–	–	3,599	34,510	(38,109)
Total	$2,819,130	$–	$2,819,130	$534,788	$4,598,524	$(2,314,182)
Interest expense and interest and other income						35,564
Loss before income taxes						$(2,278,618)
2005
Canada	$805,144	$–	$805,144	$228,455	$2,002,158	$(1,425,469)
China	1,115,912	211,694	1,327,606	15,768	1,077,429	234,409
USA	283,570	–	283,570	3,474	188,936	91,160
Sweden	47,425	–	47,425	40,627	286,766	(279,968)
Other	–	–	–	3,599	17,208	(20,807)
Total	$2,252,051	$211,694	$2,463,745	$291,923	$3,572,497	$(1,400,675)
Interest expense and interest and other income						86,420
Loss before income taxes						$(1,314,255)

						Operating profit
	Revenue					(loss), before
	License and	Other			Other operating	interest and
Nine months ended September 30,	implementation fees	product	Total	Amortization	expenses	other income
2006
Canada	$4,212,400	$378,230	$4,590,630	$976,212	$9,487,837	$(5,873,419)
China	3,532,087	177,293	3,709,380	80,595	2,670,466	958,319
USA	684,963	–	684,963	4,793	1,808,212	(1 ,128,042)
Sweden	215,478	–	215,478	144,916	958,169	(887,607)
Other	–	–	–	10,797	84,328	(95,125)
Total	$ 8,644,928	$555,523	$9,200,451	$1,217,313	$15,009,012	(7,025,874)
Interest expense and interest and other income						210,444
Loss before income taxes						$(6,815,430)
2005
Canada	$3,031,248	$1,935	$3,033,183	$663,094	$4,549,809	$(2,179,720)
China	3,792,300	594,355	4,386,655	44,489	3,603,918	738,248
USA	882,181	–	882,181	11,027	1,416,130	(544,976)
Sweden	176,050	–	176,050	125,092	960,357	(909,399)
Other	–	–	–	10,797	34,995	(45,792)
Total	$7,881,779	$596,290	$8,478,069	$854,499	$10,565,209	$(2,941,639)
Interest expense and interest and other income						263,241
Loss before income taxes						$(2,678,398)

Zi Corporation 2006 25

notes to the consolidated financial statements
For the three and nine months ended September 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

	September 30, 2006				December 31, 2005
	Capital and			Identifiable	Capital and		Identifiable
	intangible assets		Other assets	assets	intangible assets	Other assets	assets
Canada	$2,822,498		$1,943,624	$4,766,122	$3,534,976	$11,044,847	$14,579,823
China	224,729		5,178,028	5,402,757	198,330	5,181,836	5,380,166
USA	25,006		208,590	233,596	26,860	535,127	561,987
Sweden	1,416,004		317,489	1,733,493	1,192,086	579,669	1,771,755
Other	82,778		22,959	105,737	93,575	17,199	110,774
Total	$4,571,015	$	$ 7,670,690	$12,241,705	$5,045,827	$17,358,678	$22,404,505

12. Supplemental Financial Information

Accrued liabilities

The following items are included in the accounts payable and accrued liabilities balance:
Accounts payable and accrued liabilities	September 30, 2006	December 31, 2005
Withholding tax and income taxes payable	$1,137,847	$1,058,127
Compensation	950,925	1,275,824
Trade accounts payable	848,325	1,529,348
Litigation and legal	311,771	255,866
Accounting and other compliance	243,546	311,251
Other accrued liabilities	93,175	117,309
Total	$3,585,589	$4,547,725

Non-cash working capital

The following balances are included as part of non-cash working capital:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Accounts receivable	$356,562	$(854,263)	$1,565,242	$1,234,552
Prepayments and deposits	(69,358)	(19,914)	(224,082)	(91,142)
Accounts payable and accrued liabilities	228,799	(49,357)	(98,793)	(375,499)
Deferred revenue	(959,104)	(228,428)	(2,086,106)	(1,388,571)
Decrease (increase) in non-cash working capital	$(443,101)	$(1,151,962)	$(843,739)	$620,660

Loss per share

For the three and nine months ended September 30, 2006, all stock options, RSUs, warrants and performance based escrowed shares in the amount of 4,260,936 have been excluded in the calculation of diluted loss per share as they are anti-dilutive (September 30, 2005 – 5,142,244).

26 Third Quarter Interim Report